Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Half of 2023

Hangzhou, August 30, 2023— UTStarcom (“UT,” “UTStarcom” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results and a business update for the six months ended June 30, 2023 (“the first half”).

Business Highlights:

•
Progress with China Unicom Research Institute on development of the Disaggregated 5G Transport Network Solution. UT continued work on Phase 2 development that focuses on SRv6 functionality applied to 5G transport networking and on various solution enhancements. The Company successfully passed final acceptance tests and key interoperability tests.
•
Release of a new SyncRing PTP Grandmaster product. UT introduced the SyncRing XGM30E indoor PTP grandmaster, a new addition to its SyncRing family of network synchronization equipment that complements our mature SyncRing product portfolio, expanding the range of application and installation scenarios.
•
Ongoing support of the mobile transport network of a Mobile Operator in Europe. In 1H 2023, UTStarcom delivered networking products earlier ordered by this customer. UT continued development of its SkyFlux CPT and NetRing PTN platforms to better meet this customer’s requirements for its intended use case and to support future network expansion.
•
Expansion order for SSTP solution deployed in India. UT received another expansion order (for both software and hardware) for the SSTP Signaling Gateway solution deployed on turn-key basis since 2017 by its primary customer in India.
•
China market exploration. The Company intends to expand its market share in China and achieved two key milestones in this effort in the first half of the year. First, UT successfully passed MII (Ministry of industry and information Technology of PRC) certification for its SkyFlux UAR500B-12X product (a router based on IP-MPLS and SR technologies target for 5G transport market segment) that is required for any telecommunication equipment to get the license to sell or operate in telecommunication networks in China. Second, the Company made progress in the development of opportunities related to Smart Cities and Digital Construction in China, including Smart Street Light solutions, Smart Agriculture solutions, etc.
•
India Receivable. The Company collected a portion of the amount due from its major customer in India. During the first half of 2023, the Company collected a total of $5.80 million from BSNL, leaving $5.75 million still outstanding.

UTStarcom’s Chief Executive Officer Mr. Hua Li commented, “Since the end of the pandemic, economic recovery is slower than expected, which is creating more challenges for us. However, our commitment to providing quality products and support to our customers remains unchanged.”

Li continued, “We made progress on developing and marketing cutting-edge products and solutions that are optimized for swiftly growing market segments such as 5G transport networks. We expect the new products to be in the field soon but meanwhile we are supporting current products and customers. We are also trying to diversify our revenue streams, which can improve our financial performance and eventually create long-term value for shareholders.”

First Half 2023 Financial Results

Summary of 1H 2023 Key Financials

	1H 2023	1H 2022	Y/Y Change
Revenue	$6.5	$7.5	-13.3%
Gross Profit	$1.8	$1.3	+38.5%
Operating Expenses	$5.8	$4.1	+41.5%
Operating Loss	($4.0)	($2.8)	-$1.2
Net Loss	($2.0)	($1.7)	-$0.3
Basic EPS	($0.22)	($0.19)	-$0.03
Cash Balance (including Restricted Cash)	$60.6	$64.5	-6.0%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All amounts are in U.S. Dollars millions except for Earnings Per Share (EPS)

Total Revenues

Total revenues for the first half of 2023 were $6.5 million, compared to $7.5 million in the corresponding period in 2022.

•
Net equipment sales were $1.0 million, a decrease of 29.7% from $1.4 million in the corresponding period in 2022, driven by lower sales to major customers in India.

•
Net services sales were $5.5 million, a decrease of 9.2% from $6.1 million in the corresponding period in 2022. The decrease was mainly due to the completion of current projects and no new major projects in India.

Gross Profit

Gross profit was $1.8 million, or 28.0% of net sales, for the first half of 2023, compared to $1.3 million, or 17.7% of net sales, in the corresponding period in 2022.

•
Gross margin on equipment sales was $0.5 million, compared to gross loss $0.2 million in the corresponding period in 2022. Equipment gross margin for the first half of 2023 was 49.2%, compared to (15.8%) for the corresponding period in 2022. The increase in gross margin was attributed to favorable product mix.

•
Service gross margin was $1.3 million, compared to $1.5 million in the corresponding period in 2022. Service gross margin was 24.1%, compared to 25.5% for the corresponding period in 2022, due to decreased activity with the major customer in India.

Operating Expenses

Operating expenses for the first half of 2023 were $5.8 million, compared to $4.1 million in the corresponding period in 2022.

•
Selling, general and administrative (“SG&A”) expenses for the first half of 2023 were $2.9 million, up from $1.5 million in the corresponding period in 2022. The increase was mainly due to a $1.0 million credit loss reversal resulting from successful BSNL collection, compared to $1.8 million reversals in the corresponding period in 2022.

•
Research and development (“R&D”) expenses were $2.9 million, compared to $2.6 million in the corresponding period in 2022. The increase reflected the different stages of products development.

Operating Loss

Operating loss for the first half of 2023 was $4.0 million, compared to $2.8 million in the corresponding period in 2022.

Interest Income, Net

Net interest income for the first half of 2023 was $0.9 million, compared to $0.8 million in the corresponding period in 2022.

Other Income (Expenses), Net

Net other income for the first half of 2023 was $1.9 million, compared to $1.6 million in the corresponding period in 2022. Other income mainly reflects a foreign exchange gain resulting from the appreciation of the U.S. dollar against the Japanese Yen.

Net Loss

Net loss attributable to shareholders for the first half of 2023 was $2.0 million, compared to $1.7 million in the corresponding period in 2022. Basic net loss per share for the first half of 2023 was $0.22, compared to $0.19 for the corresponding period in 2022.

Cash Flow

Cash used in operating activities in the first half of 2023 was $3.8 million, cash used in investing activities was $0.2 million, and cash provided by financing activities was nil. As of June 30, 2023, UTStarcom had cash, cash equivalents and restricted cash of $60.6 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, the effect of the COVID-19 pandemic on the Company’s business, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 (571) 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Gary Dvorchak

Email: gary@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2023	2022
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$49,010	$54,517
Accounts and notes receivable, net	8,228	12,005
Inventories and deferred costs	1,164	1,322
Short-term restricted cash	8,841	9,862
Prepaid and other current assets	4,271	4,095
Total current assets	71,514	81,801
Long-term assets:
Property, plant and equipment, net	659	604
Operating lease right-of-use assets, net	2,306	2,969
Long-term restricted cash	2,710	2,480
Other long-term assets	1,341	1,376
Total long-term assets	7,016	7,429
Total assets	$78,530	$89,230

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$7,249	$12,974
Customer advances	882	123
Deferred revenue	93	79
Income tax payable	8,758	8,349
Operating lease liabilities, current	1,031	1,228
Other current liabilities	4,741	6,098
Total current liabilities	22,754	28,851
Long-term liabilities:
Operating lease liabilities, non-current	1,459	1,894
Long-term deferred revenue and other liabilities	1,016	1,021
Total liabilities	25,229	31,766

Total equity	53,301	57,464
Total liabilities and equity	$78,530	$89,230

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended June 30,
	2023	2022
	(In thousands, except per share data)
Net sales	$6,514	$7,492
Cost of net sales	4,693	6,165
Gross profit	1,821	1,327
	28.0%	17.7%
Operating expenses:
Selling, general and administrative	2,892	1,520
Research and development	2,874	2,614
Total operating expenses	5,766	4,134

Operating loss	(3,945)	(2,807)

Interest income, net	866	813
Other income, net	1,912	1,597
Loss before income taxes	(1,167)	(397)
Income tax expense	(844)	(1,283)
Net loss attributable to UTStarcom Holdings Corp.	$(2,011)	$(1,680)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.22)	$(0.19)
Weighted average shares outstanding—Basic	9,098	9,053

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2023	2022
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(2,011)	$(1,680)
Depreciation	116	106
Recovery of credit losses	(998)	(1,798)
Stock-based compensation expense	183	339
Net gain on disposal of assets	(25)	—
Gain on release of tax liability due to expiration of the statute of limitations	(11)	(11)
Right-of-use assets amortization	616	745
Changes in operating assets and liabilities	(1,687)	6,148
Net cash provided by (used in) operating activities	(3,817)	3,849

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(182)	(76)
Net cash used in investing activities	(182)	(76)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	—	(13)
Proceeds from exercise of stock options	4	—
Net cash provided by (used in) financing activities	4	(13)
Effect of exchange rate changes on cash and cash equivalents	(2,303)	(5,579)
Net decrease in cash and cash equivalents	(6,298)	(1,819)
Cash, cash equivalents and restricted cash at beginning of period	66,859	66,276
Cash, cash equivalents and restricted cash at end of period	$60,561	$64,457